UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 10-Q
(Mark  One)

[x]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

               For the quarterly period ended September 30, 1996

                                      or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


                        Commission file number 33-53132

                             KENETECH CORPORATION
            (Exact name of registrant as specified in its charter)

            Delaware                                        94-3009803
      (State or other jurisdiction of                    (I.R.S. Employer
       incorporation or organization)                 Identification Number)

      500 Sansome Street, Suite 300
      San Francisco, California                                 94111
      (Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code:  (415) 398-3825

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.  Yes   x     No

      On November 13, 1996, there were 36,829,618 shares of the issuer's Common Stock, $.0001 par value outstanding.

                           PART I - FINANCIAL INFORMATION



Part I

Item 1. Financial Statements.

         KENETECH Corporation Consolidated Financial Statements            Page

          Consolidated Statements of Operations for the quarterly
            periods ended September 30, 1996 and 1995                        3

          Consolidated Statements of Operations for the thirty-nine
            weeks ended September 30, 1996 and 1995                          4

          Consolidated Balance Sheets, September 30, 1996 and
            December 31, 1995                                                5

          Consolidated  Statement of Stockholders' Equity for
            the thirty-nine weeks ended September 30, 1996                   6

          Consolidated Statements of Cash Flows for the
            thirty-nine weeks ended September 30, 1996 and 1995              7

          Notes to Consolidated Financial Statements                      8 - 15

Item 2. Management's Discussion and Analysis of Financial Condition
        and Results of Operations.                                       16 - 23

Part II

Item 3. Defaults Upon Senior Secured Notes Payable and
         Other Notes Payable                                                 24

Item 4. Submission of Matters to a Vote of Security Holders.                 24

                                KENETECH CORPORATION
                                  ----------------

                        CONSOLIDATED STATEMENTS OF OPERATIONS
             for the quarterly periods ended September 30, 1996 and 1995
                 (unaudited, in thousands, except per share amounts)

                                                   September 30,   September 30,
                                                       1996            1995
                                                    (See Note 1)
Revenues:
   Construction services                                 $ 12,681    $ 15,792
   Maintenance, management fees and other                   1,555      16,003
   Energy sales                                             2,004      15,697
   Windplant sales                                            215      53,884
   Interest on partnership notes and funds in escrow          -         1,927
   Energy management services                                 -         1,594
                                                         --------    --------
     Total revenues                                        16,455     104,897

Costs of revenues:
   Construction services                                   13,133      12,319
   Energy plant operations                                  2,905      14,382
   Windplant sales                                            175      53,522
   Energy management services                                 -           944
                                                         --------    --------
     Total costs of revenues                               16,213      81,167

Gross margin                                                  242      23,730

Engineering expenses                                          -         3,160
Project development and marketing expenses                    104       2,992
General and administrative expenses                         6,404       8,673
                                                         --------    --------

(Loss) Income from operations                              (6,266)      8,905

Interest income                                               159         501
Interest expense                                           (4,096)     (5,276)
Equity loss of unconsolidated affiliates                      (46)       (300)
Gain on sales of subsidiaries and fixed assets                 94         -
                                                         --------    --------

(Loss) Income before taxes                                (10,155)      3,830

Income tax provision                                          -         1,498
                                                         --------    --------

       Net (loss) income                                 $(10,155)   $  2,332
                                                         =========   ========


Net (loss) income per common share                       $ (0.33)    $   0.01

Weighted average number of common shares used in
     computing per share amounts                           36,827      36,591


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                KENETECH CORPORATION
                                  ----------------

                        CONSOLIDATED STATEMENTS OF OPERATIONS
             for the thirty-nine weeks ended September 30, 1996 and 1995
                 (unaudited, in thousands, except per share amounts)

                                                     September 30, September 30,
                                                           1996        1995
                                                      (See Note 1)
Revenues:
   Construction services                                 $ 36,074    $ 44,910
   Maintenance, management fees and other                  16,062      33,599
   Energy sales                                            12,188      33,024
   Windplant sales                                          7,157     158,490
   Interest on partnership notes and funds in escrow        1,125       4,639
   Energy management services                               1,047       5,889
                                                         --------    --------
       Total revenues                                      73,653     280,551

Costs of revenues:
   Construction services                                   33,281      40,475
   Energy plant operations                                 27,175      47,123
   Windplant sales                                          4,147     132,603
   Energy management services                                 250       2,781
                                                         --------    --------
       Total costs of revenues                             64,853     222,982

Gross margin                                                8,800      57,569

Engineering expenses                                        4,205       9,354
Project development and marketing expenses                  4,626       7,529
General and administrative expenses                        21,991      24,853
                                                         --------    --------

(Loss) Income from operations                             (22,022)     15,833

Interest income                                               933       1,968
Interest expense                                          (14,883)    (15,619)
Equity loss of unconsolidated affiliates                     (136)       (886)
Gain on sales of subsidiaries and fixed assets                160         -
                                                         --------    --------

(Loss) Income before taxes                                (35,948)      1,296

Income tax provision                                       23,393         523
                                                         --------    --------

       Net (loss) income                                 $(59,341)   $    773
                                                         ========    ========

Net loss per common share                                $ (1.79)    $ (0.16)

Weighted average number of common shares used in
   computing per share amounts                             36,764      36,276


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                KENETECH CORPORATION
                                  ----------------

                            CONSOLIDATED BALANCE SHEETS
                      September 30, 1996 and December 31, 1995
                   (unaudited, in thousands, except share amounts)

                                       ASSETS

                                                      September 30, December 31,
                                                          1996         1995
                                                       (See Note 1)
Current assets:
     Cash and cash equivalents                           $ 16,722    $ 16,842
     Funds in escrow, net                                     354      12,531
     Accounts receivable                                   16,315      52,593
     Partnership notes and interest receivable, net           777       1,477
     Inventories                                              909      38,684
     Investment in power plant held for sale               19,972      19,951
     Deferred tax assets, net                                 -         2,764
     Other assets                                           4,372       5,980
                                                         --------    --------
      Total current assets                                 59,421     150,822

Accounts receivable and funds in escrow, net                4,878      21,031
Partnership notes and interest receivable, net              6,731      22,566
Inventories, net                                              -        18,431
Property, plant and equipment, net                         27,796     118,214
Power plants under development                             13,084      14,956
Investments in affiliates                                      60       9,686
Deferred tax assets, net                                   17,912      38,235
Other assets                                                6,740       7,308
                                                         --------    --------

        Total assets                                     $136,622    $401,249
                                                         ========    ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
     Accounts payable                                    $ 20,494    $ 38,663
     Accrued liabilities                                   21,403      56,950
     Accrued interest                                      10,445       2,115
     Bank loan payable                                      8,387      13,200
     Debt associated with power plant held for sale        16,958      16,958
     Other notes payable                                   21,386      18,794
     Estimated warranty costs                                 -         7,374
     Senior secured notes payable                          98,976         -
                                                         --------    --------
      Total current liabilities                           198,049     154,054

Senior secured notes payable                                  -        98,887
Accrued loss on contracts                                   1,131      36,992
Other notes payable                                           -        53,161
Estimated warranty costs and other long-term obligations      965      62,643
Accrued dividends on preferred stock                        7,492       1,071
                                                         --------    --------

      Total liabilities                                   207,637     406,808
Commitments and contingencies
Stockholders' deficiency:
     Convertible preferred stock - 10,000,000 shares
     authorized, $.01 par value; issued and outstanding
     102,492, $111,266 liquidation preference              99,561      99,561
     Common stock - 110,000,000 shares authorized, $.0001
     par value; issued and outstanding 36,829,618 in 1996
     and 36,533,836 in 1995                                     4           4
     Additional paid-in capital                           138,362     144,551
     Unearned compensation                                    -          (281)
     Cumulative foreign exchange                             (121)         86
     Accumulated deficit                                 (308,821)   (249,480)
                                                         --------    --------
      Total stockholders' deficiency                      (71,015)     (5,559)
        Total liabilities and stockholders' deficiency   $136,622    $401,249

                 The accompanying  notes are an integral  part of
                     these consolidated financial statements.

                                        KENETECH CORPORATION
                                         ----------------

                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY for the thirty-nine weeks ended September 30, 1996
                           (unaudited, in thousands, except share amounts)



                                                                                             Cumulative
                                  Convertible         Common Stock     Additional             Effect of
                                Preferred Stock         Series A        Paid-in    Unearned    Foreign   (Accumulated
                                Shares   Amount     Shares     Amount   Capital  Compensation  Exchange    Deficit)      Total

Balance, December 31, 1995      102,492  $ 99,561   36,533,836  $   4  $ 144,551  $    (281)   $    86    $ (249,480)    $  (5,559)
  Issuance of common stock           -         -       295,782     -         234         -          -             -            234
  Recognition of unearned
     compensation                    -         -            -      -          -         281         -             -            281
  Preferred stock dividends          -         -            -      -      (6,423)        -          -             -         (6,423)
  Foreign exchange                   -         -            -      -          -          -        (207)           -           (207)
  Net loss                           -         -            -      -          -          -          -        (59,341)      (59,341)
                                --------  --------   ---------  ------ --------   ---------    --------   ----------     ---------

Balance, September 30, 1996     102,492  $ 99,561   36,829,618  $   4  $ 138,362  $      -     $  (121)   $ (308,821)    $ (71,015)
                                =======  ========   ==========  ====== =========  =========    ========   ==========     =========


                                 The accompanying notes are an integral part of
                                     these consolidated financial statements.

                                KENETECH CORPORATION
                                  ----------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS for
               the thirty-nine weeks ended September 30, 1996 and 1995
                             (unaudited, in thousands)


                                                     September 30, September 30,
                                                         1996           1995
                                                     (See Note 1)
   Cash flows from operating activities:
      Net (loss) income                                  $(59,341)   $    773
      Adjustments to reconcile net loss to net cash
        used in operating activities:
         Deferred income taxes                             23,393        (223)
         Depreciation, amortization and other               2,303      12,493
         Changes in assets and liabilities:
            Funds in escrow, net                            3,127        (128)
            Accounts receivable                            23,749     (14,370)
            Partnership notes and interest receivable, net    290        (203)
            Inventories                                     1,694     (14,758)
            Power plants under development                 (5,613)     (2,806)
            Other assets                                   (1,469)     (2,251)
            Accounts payable and accrued liabilities         (244)      2,857
            Estimated warranty costs                       (1,491)        -
            Accrued loss on contracts                      (2,157)        -
                                                         --------    --------
             Net cash used in operating activities        (15,759)    (18,616)

   Cash flows from investing activities:
      Marketable securities:
        Sales                                               3,536      19,949
        Purchases                                          (3,536)       (481)
      Acquisition of Century Contractors West Inc.            -        (1,360)
      Property plant and equipment:
        Additions                                            (486)    (27,093)
        Proceeds from sales                                   -         2,690
      Proceeds from sales of subsidiaries and assets        8,115         -
      Proceeds from sale of partnership interest in
       cogeneration facility                                  200       4,069
      Investments in affiliates:
        Contributions                                      (1,814)     (8,435)
        Distributions                                         530         739
                                                         --------    --------
             Net cash provided by (used in)
              investing activities                          6,545      (9,922)

   Cash flows from financing activities: Other notes payable:
        Proceeds                                              166       1,678
        Payments                                           (5,122)    (12,781)
      Proceeds on bank loan borrowings                     18,816      79,000
      Payments on bank loan borrowings                     (5,000)    (52,000)
      Proceeds from issuance of common stock, net             234       2,771
      Payment of preferred stock dividends                    -        (6,423)
                                                         --------    --------
            Net cash provided by financing activities       9,094      12,245
                                                         --------    --------

   Decrease in cash and cash equivalents                     (120)    (16,293)
      Cash and cash equivalents at beginning of period     16,842      42,618
                                                         --------    --------

      Cash and cash equivalents at end of period         $ 16,722    $ 26,325
                                                         ========    ========

             The accompanying notes are an integral part of
                these consolidated financial statements.

                                KENETECH CORPORATION
                                  ----------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly period and thirty-nine weeks
                         ended September 30, 1996 and 1995


1. GENERAL AND BASIS OF PRESENTATION

   The interim consolidated financial statements presented herein include the accounts of KENETECH Corporation ("KENETECH" or the "Company") and certain subsidiaries. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto for the year ended December 31, 1995, which include information as to significant accounting policies. Such interim consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company's interim financial position, results of operations, and cash flows. Results of operations for interim periods are not necessarily indicative of those of a full year.

   The consolidated financial statements of KENETECH Corporation and certain subsidiaries as of and for the periods ending September 30, 1996 and December 31, 1995 have been prepared assuming the Company will continue as a going concern. On May 29, 1996, the Company's windpower subsidiary, KENETECH Windpower, Inc. ("KWI"), filed for protection under chapter 11 of the Federal Bankruptcy Code and reported an excess of liabilities over the fair value of its assets. Although the Company continues to own the common stock of KWI and provides certain day-to-day management under the jurisdiction of the Bankruptcy Court, the Company believes it is probable that such ownership and control will not exist after completion of the bankruptcy proceedings. Accordingly, as of May 29, 1996 KWI ceased to be accounted for as a consolidated subsidiary of the Company. The Company's investment in KWI is recorded as zero in "Investments in Affiliates" in the accompanying September 30, 1996 consolidated balance sheet. Revenues and expenses of KWI from January 1, 1996 through May 29, 1996 are reflected in consolidated statements of operations and cash flows (see Note 3 on KWI).

   The Company has announced its intention to sell its construction subsidiary, CNF Industries, Inc. ("CNF"). Since the Company continues to own the common stock of CNF and controls its operations, the consolidated financial statements continue to reflect the consolidation of the assets, liabilities, revenues and expenses of CNF.

2. LIQUIDITY AND GOING CONCERN

   As stated above, the consolidated financial statements as of and for the periods ending September 30, 1996 and December 31, 1995 have been prepared assuming the Company will continue as a going concern. The Company incurred a significant loss in 1995, a substantial portion of which was a result of special charges. The Company also incurred a loss during the thirty-nine week period ended September 30, 1996, has negative working capital and its liquidity is severely constrained. Also, as mentioned above, KWI filed for protection under chapter 11 of the Federal Bankruptcy Code and reported an excess of liabilities over the fair value of its assets. Even excluding KWI, the Company projects negative operating cash flows for the remainder of 1996 and certain lenders and creditors are seeking repayment and/or restructuring of the amounts due them. These factors raise substantial doubt about the Company's ability to continue as a going concern in its current form.

   Management's plans to address its liquidity problems include:

     1) The sale of certain assets, primarily development projects and subsidiaries not engaged in windpower activities, for which it expects to receive substantial cash proceeds and gains. (See Notes 7 and 12).

     2) Discussions and negotiations of corporate obligations and commitments with lenders, suppliers and other creditors.

                                KENETECH CORPORATION
                                  ----------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly period and thirty-nine weeks
                         ended September 30, 1996 and 1995


   There are numerous risks and uncertainties which may prevent the Company from successfully implementing its plans and continuing as a going concern. These include the failure to sell assets or subsidiaries within the necessary time frame or for the estimated amounts, and the impacts of certain litigation. Although the Company intends to aggressively market for sale certain of its assets and subsidiaries for which it anticipates substantial proceeds, there is no assurance as to whether they will be sold or the price or timing of such sales. In addition, management believes such sales will not generate sufficient proceeds to ultimately provide any return of invested capital to the holders of the Company's stock. At this time the Company has not finalized plans for future operations. There can be no assurance that the Company will be successful in implementing its plans to improve its liquidity and that the Company will continue as a going concern.

3. UNCONSOLIDATED SUBSIDIARY

   As mentioned previously, KWI filed for protection on May 29, 1996 under chapter 11 of the Federal Bankruptcy Code and reported an excess of liabilities over the fair value of its assets. Although the Company continues to own the common stock of KWI and provides certain day-to-day management under the jurisdiction of the Bankruptcy Court, the Company believes it is probable that such ownership and control will not exist after completion of the bankruptcy proceedings. Accordingly, as of May 29, 1996 KWI ceased to be accounted for as a consolidated subsidiary of the Company. The balance sheet of KWI as of September 30, 1996 was prepared under the guidance of Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" and not on a liquidation basis.

                                KENETECH WINDPOWER, INC.
                              CONSOLIDATED BALANCE SHEET
                                  September 30, 1996
                               (unaudited, in thousands)

   Assets:                               Liabilities and Stockholder's
                                         Deficiency:
     Cash                     $  16,199      Accounts Payable          $  35,634
     Funds in Escrow             12,458      Accrued Liabilities          28,382
     Accounts Receivable         14,505      Accrued Warranty Liabilities 64,462
     Partnership Notes and                   Accrued Loss on Contracts    33,704
      Interest Receivable        16,786      Other Notes Payable          36,728
     Due From Affiliates            718                                ---------
     Inventories                 20,759        Total Liabilities         198,910
     Projects Held for Sale       3,568
     Net Property, Plant
      and Equipment              77,095
     Development Costs            6,012      Stockholder's Deficiency   (25,960)
     Investment in Affiliates     2,460                                ---------
     Other Assets                 2,390
                              ---------       Total Liabilities
      Total Assets            $ 172,950         and Equity             $ 172,950
                              =========                                =========
   KWI's 1996 operations through May 29, 1996 are reflected in the accompanying consolidated financial statements. KWI's operating results for the period May 30 through September 30, 1996 generated a net loss of $13,302 which is not included in the consolidated income statement of the Company. The decrease in inventories from the June 30, 1996 balance of $32,264 primarily represents an adjustment to fair market value. The Company's investment in KWI is recorded as zero in "Investments in Affiliates" in the accompanying September 30, 1996 consolidated balance sheet.

   Deferred Taxes: As of December 31, 1995 KWI had recognized a valuation allowance equal to the balance of its net deferred tax assets due to the uncertainty regarding KWI's ability to utilize such assets (See Note 7).

                                KENETECH CORPORATION
                                  ---------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly  period and  thirty-nine weeks
                         ended September 30, 1996 and 1995


   Bank Loan Payable: On September 30, 1994, KWI entered into a $75,000,000 two year revolving credit agreement (the Windplant construction line) to finance the construction of Windplants with a group of seven banks. This agreement required KWI to meet certain financial ratios and net worth tests. In February 1996 the Company and KWI entered into a Waiver Agreement with the banks that did not include waiver of the financial ratios and net worth requirements. However, under the terms of this Waiver Agreement, the banks agreed to fund a draw request and waive declaring a default based upon a "material adverse change" and the Company agreed to suspend payment of dividends on its preferred stock so long as borrowings remain outstanding. On May 13, 1996 KWI and the banks agreed to reduce the size of the facility to $12,050,000 (the amount outstanding at that time). Subsequently, KWI sold a project held for sale. The proceeds from this sale repaid the amount due and the revolving credit agreement was terminated.

4. NET LOSS PER SHARE

   Net loss per share amounts (in thousands, except per share amounts) were calculated as follows:

                                 Quarterly Period Ended  Thirty-nine weeks Ended
                                       September 30,            September 30,
                                     1996        1995         1996        1995
                                  ---------   ---------     ---------   --------

   Net (loss) income             $ (10,155)   $   2,332     $ (59,341)  $   773
   Less preferred stock dividends   (2,141)      (2,141)       (6,423)   (6,423)
                                 ---------    ---------     ---------   -------
   Net (loss) income used in
    per share calculations       $ (12,296)   $     191     $ (65,764)  $(5,650)
                                 =========    =========     =========   =======

   Weighted average shares
     outstanding                    36,827       36,421        36,764    36,276
   Common stock equivalents             -           170            -         -
                                 ---------    ---------     ---------   -------

   Weighted average shares used in
     per share calculations         36,827       36,591        36,764    36,276
                                 =========    =========     =========   =======

   Net (loss) income per share   $   (0.33)   $    0.01     $   (1.79)  $ (0.16)
                                 =========    =========     =========   =======


   Preferred stock dividends are added to the net loss for the calculation of net loss per share or deducted from net income for the calculation of net income per share. If the Company incurred net losses during the periods, common stock equivalents are not included in weighted average shares used in the loss per share calculation since they would be anti-dilutive (reduce the loss per share).

                                KENETECH CORPORATION
                                  ----------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly period and thirty-nine weeks
                         ended September 30, 1996 and 1995


5. CASH FLOW INFORMATION

    Short term investments purchased with original maturities of three months or less are considered cash equivalents. Additional cash flow information (in thousands) for the thirty-nine week periods ended September 30, 1996 and 1995 is presented below:
                                            September 30,     September 30,
                                                 1996             1995

   Non cash investing activity:
     Capital leases for equipment               $    -         $   381
                                                -------        -------

   Supplemental cash flow information:
     Cash paid (received) for:
      Income taxes paid                         $    45        $   348
      Income taxes refunded                        (420)          (178)
                                                -------        -------
         Net cash flow from income taxes        $  (375)       $   170
                                                =======        =======

     Interest paid                              $ 4,156        $13,909
     Capitalized interest                          (587)        (4,560)
     Interest accrued but not paid               12,477          3,893
     Interest paid but accrued in prior periods  (1,555)            -
     Amortization of deferred financing costs       392          2,377
                                                -------        -------

         Interest expense                       $14,883        $15,619
                                                =======        =======

   Capitalized interest charged to costs of revenues totaled $587 for the thirty-nine weeks ended September 30, 1996 and $3,236 for the comparable 1995 period.

6. INVENTORIES

   Inventories (in thousands) at September 30, 1996 and December 31, 1995 consisted of:

                                                September 30,      December 31,
                                                     1996             1995
     Current inventories:
      Work-in-process                             $     -          $  5,616
      Unassembled parts and supplies                   909           15,114
      Projects held for sale:
        Texas Windplant                                 -             3,568
      Projects in construction:
        Costa Rica Windplant                            -            14,386
                                                  --------         --------
        Total current inventories                 $    909         $ 38,684
                                                  ========         ========

     Long-term inventories:
      Long-term inventory                         $     -          $ 33,177
      Reserve                                           -          $(14,746)
                                                  --------         --------
        Total long-term inventories               $     -          $ 18,431
                                                  ========         ========

   As of September 30, 1996 KWI has $20,759 of inventory including projects held for sale (see Note 3).

                                KENETECH CORPORATION
                                  ----------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly period and thirty-nine weeks
                         ended September 30, 1996 and 1995


7. DEFERRED TAXES

   Deferred income tax assets and liabilities reflect the tax effects of temporary differences between the tax basis of assets and liabilities and the reported amounts of these assets and liabilities for financial reporting purposes. SFAS No. 109 requires that a valuation allowance be recorded against deferred tax assets which are more likely than not to not be realized. The ultimate realization of the Company's net deferred tax asset will require taxable income in future years which the Company believes is more likely than not to be realized primarily from the sale of assets with appreciated values. The reduction of deferred tax assets of $23,393,000 charged to income tax expense during 1996 is attributable to the deferred tax assets generated by KWI which the Company may not be able to utilize due to KWI's bankruptcy filing.

8. BANK LOAN PAYABLE

   On August 30, 1996, the Company entered into a $30,000,000 loan agreement to be used for the one large thermal power plant being developed by the Company. Amounts borrowed under this agreement bear interest at the 90 day LIBOR plus 7.5%. This rate can change when the project reaches certain milestones. The 90 day LIBOR rate was 5.625% at September 30, 1996. As of September 30, 1996, there was $8,387,282 outstanding. The loan is collateralized by the stock of a special purpose entity formed to hold through affiliates the Company's interest in this thermal power plant.

                                KENETECH CORPORATION
                                  ----------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly period and thirty-nine weeks
                         ended September 30, 1996 and 1995


9. OTHER NOTES PAYABLE

   Other notes payable at September 30, 1996 and December 31, 1995 consisted of the following (in thousands):

                                                    September 30,   December 31,
                                                        1996             1995
   Notes  bearing  interest at 7.5% to 11.5%, due
   in equal semi-annual installments of principal
   and interest through 2003, collateralized by
   Windplants and $25,862,000 of notes receivable
   from the sale of Windplants                         $   -          $ 37,031

   Note bearing interest at 11.3%, due in equal monthly
   installments of principal and interest through 2002,
   collateralized by a cogeneration facility owned by
   the Company and requires an escrow account           8,917            9,624

   Borrowings under a $15,000,000 term loan agreement,
   interest at specified rates through 2002 (11% at
   December 31, 1995)                                      -            14,512

   Notes bearing interest at 10.8%, due through 2001,
   collateralized by real property                         -             3,317

   Borrowings under a $5,000,000 revolving credit
   agreement bearing interest at 1% above the bank's
   prime rate through April 30, 1997                      166               -

   Borrowings under a $7,500,000 term loan agreement
   bearing interest at the bank's prime rate through
   August 31, 1996 and at 1% above the bank's prime
   rate  thereafter,  due in quarterly  installments
   of $267,857 plus interest through December 31, 2000
   and $2,142,860 due on March 31, 2001                 7,232               -

   Borrowings under a $4,400,000 revolving loan
   agreement, interest rate selected by the Company
   from specified alternatives (7.4% and 7.6% at
   September 30, 1996 and December 31, 1995,
   respectively), semi-annually payable under a
   15 year amortization schedule with a balloon
   payment for the balance outstanding at
   January 2, 1999, collateralized by land,
   building and equipment                               3,645            3,797

   Notes bearing interest at 7.0% due through 1999        600              600

   Other obligations bearing interest at 4.9% to 14.3%
   due through 1999, collateralized by equipment          826            3,074
                                                     --------         --------
     Total other notes payable                         21,386           71,955
         Less current portion                          21,386           18,794
                                                     --------         --------
   Long term portion                                 $     -          $ 53,161
                                                     ========         ========

                                KENETECH CORPORATION
                                  ----------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly period and thirty-nine weeks
                         ended September 30, 1996 and 1995


    The Company maintained an additional revolving credit agreement for working capital purposes which was due to expire on May 30, 1996. This agreement required the Company to meet certain financial ratios, net worth tests and indebtedness tests. In April 1996, the Company renegotiated the revolving credit agreement to provide for up to $5,000,000 for working capital purposes for the Company's construction subsidiary (CNF) through April 30, 1997. The renegotiated agreement also provided a term loan of $7,500,000 which was used to pay the $5,000,000 outstanding at March 30, 1996 and to provide cash collateral for up to $2,500,000 in outstanding letters of credit. The loan becomes immediately payable on the sale of CNF. The agreement requires CNF to meet certain net worth, financial ratio and debt service coverage tests. At September 30, 1996 CNF was not in compliance with these covenants. The bank has issued a notice of default letter because of the bankruptcy filing and because of certain other covenant violations. The bank stated in this letter that due to KWI's bankruptcy filing and the covenant violations it would not make any further advances under the revolving credit agreement. The ability of CNF to transfer cash to KENETECH Corporation is strictly limited by provisions of this line of credit. CNF's cash and cash equivalents totaled $9,376,000 at September 30, 1996.

    As of September 30, 1996 KWI has $36,728,000 of Other Notes Payable (see
    Note 3).

10. SENIOR SECURED NOTES PAYABLE

    In December 1992 the Company sold $100,000,000 of 12-3/4% Senior Secured Notes due 2002. The notes were sold at a discount of $1,389,000. Such discount is being amortized on the effective yield method through 2002. The unamortized discount was $1,024,000 at September 30, 1996. Interest on these notes is due June 15 and December 15 of each year. The Company did not make the June 15, 1996 interest payment and is in default on the notes. Accordingly the notes are classified as a current liability on the September 30, 1996 balance sheet. It is uncertain when or if future payments will be made. The Notes are redeemable, at the option of the Company, beginning December 15, 1998 at 103% of par, and beginning December 15, 1999 at par.

    Under the terms of the note indenture, the Company is restricted from paying cash dividends on its common stock and must comply with certain convenants, the most restrictive of which place limitations on payments of such dividends, repurchasing common stock, incurring additional indebtedness, pledging of assets and advances or loans to affiliates.

11.  CONTINGENCIES

   On September 28, 1995 a complaint was filed against the Company and certain of its officers and directors in the United States District Court for the Northern District of California alleging federal securities laws violations. On November 2, 1995 an amended complaint was filed naming additional defendants, including underwriters of the Company's securities. On March 29, 1996 a second amended complaint was filed. The complaint, as amended, alleges claims under sections 11 and 15 of the Securities Act of 1933, and sections 10(b) and 20(b) of the Securities Exchange Act of 1934 and Rule 10b-5 there-under, based on alleged misrepresentations and omissions in the Company's public statements, on behalf of a class consisting of persons who purchased the Company's common stock during the period from September 21, 1993 (the date of the Company's initial public offering) through August 8, 1995 and persons who purchased the Company's preferred stock during the period from April 28, 1994 (the public offering date of the preferred stock) through August 8, 1995. The amended complaint alleges that the defendants misrepre-sented the Company's progress on the development of its Model KVS-33 wind turbines and the Company's future prospects. The amended complaint seeks unspecified damages and other relief. The Company intends to contest the action vigorously. It is not feasible to predict or determine if the ultimate outcome of these matters will have a material adverse effect on the Company's financial position.

                                KENETECH CORPORATION
                                  ----------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                  for the quarterly period and thirty-nine weeks
                         ended September 30, 1996 and 1995


   The Company is a party to various legal proceedings normally incident to its business activities. The Company intends to defend itself vigorously against those actions in which the Company is a defendant. After reviewing such proceedings with counsel, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

12.  SALES OF SUBSIDIARIES AND FIXED ASSETS

   In conjunction with management's plans to address its liquidity the following transactions were entered into during 1996:

   1) In April 1996, the Company signed a purchase and sale agreement for its subsidiary which holds equity investments in several funds which make investments in power projects. The Company received $4,500,000 in cash and the final price is subject to adjustment after due diligence. Currently, the Company and buyer are in arbitration over the final purchase price. The Company's equity investment (shown in "Investments in Affiliates") was reduced for this $4,500,000 received. These equity investments were recorded at approximately $9,300,000 prior to a write-down of $4,800,000 in 1995 based upon management's estimate of ultimate recoverability.


   2) In the second quarter of 1996 the Company sold its demand side management business for approximately $400,000 in cash and the assumption of the debt associated with these operations. The Company incurred no loss on the sale of these operations.

   3) In May 1996 the Company sold its subsidiary which supplies wood fuel to wood-fired electric power plants for approximately $1,970,000 in cash and the assumption of debt associated with these operations. The Company incurred no loss on the sale of these operations.

   4) In May 1996 the Company sold a manufacturing facility in Waco, Texas. The Company received approximately $1,200,000 in cash and incurred a small loss on the sale of this building.

   5) In September 1996 the Company sold a subsidiary that held a 25% equity interest in a district steam heating facility located in New Haven, Connecticut for $200,000 cash and realized a small gain on this transaction.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

      OVERVIEW

      Historically, the Company through its windpower subsidiary KENETECH Windpower, Inc. (KWI) was a manufacturer, developer and operator of utility-scale wind powered electric powerplants. KWI manufactured wind turbines and designed and constructed Windplants which incorporated large arrays of such turbines. As discussed below, as of May 29, 1996 KWI is no longer consolidated in the Company's financial statements. The Company is currently developing one large thermal power plant, operating its construction subsidiary and marketing certain assets, primarily development projects and subsidiaries not engaged in windpower activities. As the project developer, the Company has incurred and expects to continue to incur substantial costs prior to the commencement of construction of this thermal powerplant.

      FORWARD LOOKING INFORMATION

      Certain information included in this report contains forward looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Act of 1934, as amended. Such forward looking information is based on information available when such statements are made and is subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements.

      RESULTS OF OPERATIONS

      The consolidated financial statements of KENETECH Corporation and certain subsidiaries as of and for the periods ending September 30, 1996 and December 31, 1995 have been prepared assuming the Company will continue as a going concern. On May 29, 1996, KWI filed for protection under chapter 11 of the Federal Bankruptcy Code and reported an excess of liabilities over the fair value of its assets. Although the Company continues to own the common stock of KWI and provides certain day-to-day management under the jurisdiction of the Bankruptcy Court, the Company believes it is probable that such ownership and control will not exist after completion of the bankruptcy proceedings. Accordingly, as of May 29, 1996 KWI ceased to be accounted for as a consolidated subsidiary of the Company. The Company's investment in KWI is recorded at zero in "Investments in Affiliates" in the accompanying September 30, 1996 consolidated balance sheet. Revenues and expenses of KWI from January 1, 1996 through May 29, 1996 are reflected in consolidated statements of operations and cash flows (see Note 3 to the financial statements).

      KENETECH incurred a net loss of $10.2 million and $59.3 million during the third quarter and the thirty-nine week period ending September 30, 1996 compared to income of $2.3 million and $0.8 million for the comparable 1995 periods. The same factors which resulted in a significant change in the Company's short-term prospects during 1995 continue to reflect themselves in 1996's operations.

      QUARTERS ENDED SEPTEMBER 30, 1996 AND 1995

      The following table sets forth the Company's revenues, costs, and gross margin in millions of dollars derived from its products and services for the quarterly periods.

                                                Quarter Ended
                                 September 30, 1996      September 30, 1995

                                               Gross                     Gross
                             Revenues  Costs  Margins  Revenues  Costs  Margins

      Construction services   $ 12.7  $ 13.1  $ (0.4)  $  15.8   $ 12.3 $  3.5

      Maintenance, management
        fees and other (1)       1.6     n/a     1.6      16.0      n/a   16.0
      Energy sales (1)           2.0     n/a     2.0      15.7      n/a   15.7
      Energy plant
        operations (1)           n/a     2.9    (2.9)      n/a     14.4  (14.4)
                              ------  ------  ------   -------   ------ ------
         Total energy plant
           operations            3.6     2.9     0.7      31.7     14.4   17.3

      Windplant sales            0.2     0.2      -       53.9     53.5    0.4
      Interest on partnership
      notes and funds in escrow   -      n/a      -        1.9      n/a    1.9
      Energy management services  -       -       -        1.6      1.0    0.6
                              ------  ------  ------   -------   ------ ------

           Total              $ 16.5  $ 16.2  $  0.3   $ 104.9   $ 81.2 $ 23.7
                              ======  ======  ======   =======   ====== ======

      (1)Maintenance, management fees and other revenues are earned by the Company for maintaining and operating Windplants and thermal power plants owned by third parties and from the sale of fuel to wood-fired electric power plants. Energy sales are the revenues generated by Windplants owned or leased by the Company and a thermal power plant owned by the Company. Energy plant operations represents the expenses incurred to generate these revenues.

      Construction      services      revenues      (recorded      under     the
      percentage-of-completion method) decreased to $12.7 million for the quarter ended September 30, 1996 from $15.8 million for the comparable period in 1995. However, costs of construction services exceeded revenues for the quarter ended September 30, 1996 due to the additional costs incurred on a 250 MW cogeneration plant construction project and the reduction of the total estimated revenue on the project. The Company is currently pursuing reimbursement for the costs incurred. The gross margin was 22% for the comparable period in 1995. The fluctuation in revenues is attributable to a 95 MW cogeneration plant construction job started in March 1995 and completed prior to year-end. The Company's financial condition and the bankruptcy filing of KWI increases the difficulty of establishing backlog. The Company intends to sell its construction subsidiary.

      Energy plant operations: The discussion regarding energy plant operations aggregates revenues earned from maintaining and managing Windplants and thermal power plants owned by third parties, energy sales from Windplants and a thermal power plant owned by the Company, and sales of fuel to wood-fired electric power plants with the expenses incurred to generate these revenues.

         Maintenance, management fees and other revenues decreased to $1.6 million for the quarter ended September 30, 1996 compared to $16.0 million for the comparable period in 1995 due to:

            i. the exclusion of KWI's operations in the consolidated income statement for the third quarter of 1996.

           ii. A decline of wood revenues because the Company sold, during the second quarter of 1996, the subsidiary that performed those operations.

         Energy sales decreased to $2.0 million for the quarter ended September 30, 1996 from $15.7 million due to the exclusion of KWI's operations in the consolidated income statement for the third quarter of 1996.

         Energy plant operations: The expenses related to energy sales, maintenance and management fees, and wood fuel sales decreased to $2.9 million for the quarter ended September 30, 1996 from $14.4 million for the comparable period in 1995 for the same reasons discussed above about the decline in maintenance management fees and other revenues.

      Windplant sales decreased to $0.2 million for the quarter ended September 30, 1996 from $53.9 million for the comparable period in 1995 due to decreased activity in 1996. During the third quarter of 1996 the Company sold some wind turbine parts. By comparison 1995's third quarter activities included the sale of Windplants under construction in Spain and The Netherlands and the sale of Windplant equipment to a third party developer in India.

      Interest on partnership notes and funds in escrow decreased to zero for the quarter ended September 30, 1996 from $1.5 million for the comparable period in 1995, as a result of the exclusion of KWI's operations in the consolidated income statement during the third quarter of 1996.

      Energy management services revenues decreased to zero for the quarter ended September 30, 1996 from $1.6 million for the comparable period in 1995 since this operation was sold in the second quarter of 1996 (see
      Note 12 to the consolidated financial statements and the discussion on sales of subsidiaries and fixed assets).

      Engineering expenses decreased to zero for the quarter ended September 30, 1996 compared to $3.2 million for the comparable period in 1995 due to the exclusion of KWI in the consolidated income statement during the third quarter of 1996.

      Project development and marketing expenses decreased for the quarter ended September 30, 1996 to $0.1 million from $3.0 million for the comparable period in 1995 due to the exclusion of the operations of KWI in the consolidated income statement during the third quarter of 1996.

      General and administrative expenses decreased to $6.4 million for the quarter ended September 30, 1996 compared to $8.7 million for the comparable 1995 period. The major components of 1996's expenses were employee compensation and legal costs of which a significant portion is related to management's activity in conjunction with the sale of assets and subsidiaries. The Company is capitalizing significantly lower amounts during 1996 compared to 1995 since only one large thermal power project is being developed. Certain general and administrative expenses incurred by the Company's development subsidiary are allocated to projects (capitalized to an asset or allocated to costs of sales).

      Interest income decreased to $0.2 million for the quarter ended September 30, 1996 from $0.5 million for the comparable period in 1995 due to lower interest earned as a result of declining cash and investment balances.

      Interest expense decreased to $4.1 million for the quarter ended September 30, 1996 from $5.3 million for the comparable period in 1995 due to:

            i. during the third quarter of 1995, $1.7 million of interest expense was capitalized compared to no capitalization of interest in the third quarter of 1996.

           ii. the exclusion of KWI's operations in the consolidated income statement during the third quarter of 1996.

      Equity (loss) income of unconsolidated affiliates: Equity investments in affiliates resulted in a net loss of $46 thousand for the quarter ended September 30, 1996, compared to a net loss of $0.3 million for the comparable period in 1995 due to the differing performance of investments accounted for on the equity method and the sale by the Company of subsidiaries that held investments accounted for on the equity basis.

      Sales of subsidiaries and fixed assets: During the third quarter of 1996 the Company sold a subsidiary that held a 25% equity interest in a district steam heating facility located in New Haven, Connecticut for $200 thousand cash and realized a small gain on this transaction.

      Income taxes: The Company uses the asset and liability approach for financial accounting and reporting for income taxes. The Company recorded no tax benefit for the quarter ended September 30, 1996 as compared to a provision of $1.5 million for the comparable period in 1995. Although a loss was incurred in the third quarter of 1996, no tax benefit was recorded because of the uncertainty about the Company's ability to utilize such a benefit.


      THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1996 AND 1995

      The following table sets forth the Company's revenues, costs, and gross margin in millions of dollars derived from its products and services for the thirty-nine weeks ended September 30, 1996 and 1995.

                                           Thirty-nine weeks Ended
                                 September 30, 1996      September 30, 1995

                                                Gross                    Gross
                              Revenues Costs   Margins Revenues Costs   Margins

      Construction services    $ 36.1  $ 33.3  $  2.8   $ 44.9  $ 40.5  $  4.4

      Maintenance, management
        fees and other (1)       16.1     n/a    16.1     33.6     n/a    33.6
      Energy sales (1)           12.2     n/a    12.2     33.0     n/a    33.0
      Energy plant
        operations (1)           n/a     27.2   (27.2)    n/a     47.1   (47.1)
                               ------  ------  ------   ------  ------  ------
         Total energy plant
           operations            28.3    27.2     1.1     66.6    47.1    19.5

      Windplant sales             7.2     4.1     3.1    158.5   132.6    25.9
      Interest on partnership notes
        and funds in escrow       1.1     n/a     1.1      4.6     n/a     4.6
      Energy management services  1.0     0.3     0.7      6.0     2.8     3.2
                               ------  ------  ------   ------  ------  ------
           Total               $ 73.7  $ 64.9  $  8.8   $280.6  $223.0  $ 57.6
                               ======  ======  ======   ======  ======  ======

      (1)Maintenance, management fees and other revenues are earned by the Company for maintaining and operating Windplants and thermal power plants owned by third parties and from the sale of fuel to wood-fired electric power plants. Energy sales are the revenues generated by Windplants and a thermal power plant owned by the Company. Energy plant operations expenses are incurred to generate these revenues.

       Construction services revenues (recorded under the percentage-of-completion method) decreased to $36.1 million for the thirty-nine weeks ended September 30, 1996 from $44.9 million for the comparable period in 1995. The gross margin decreased to 8% for the thirty-nine weeks ended September 30, 1996 from 10% for the comparable period in 1995. A portion of the revenue fluctuation is attributable to 126 MW and 95 MW cogeneration plant construction jobs which were completed during 1995. The low gross margin during 1996 was due to the additional costs incurred on a 250 MW cogeneration plant construction project. The Company is currently pursuing reimbursement for the costs incurred. The Company's financial condition and the bankruptcy filing of KWI increased the difficulty of establishing backlog. The Company intends to sell its construction subsidiary.

      Energy plant operations: The discussion regarding energy plant operations aggregates revenues earned from maintaining and managing Windplants and thermal power plants owned by third parties, energy sales from Windplants owned or leased by the Company and a thermal power plant owned by the Company, and sales of fuel to wood-fired electric power plants with the expenses incurred to generate these revenues.

         Maintenance, management fees and other revenues decreased to $16.1 million for the thirty-nine weeks ended September 30, 1996 compared to $33.6 million for the comparable period in 1995 due to:

            i. the inclusion of only five months of operations of the Windplant subsidiary in the consolidated income statement for the first thirty-nine weeks of 1996.

           ii. a decrease in deferred revenue recognized. This deferred revenue relates to Windplants sold prior to 1990 which was being recognized as the principal on the related partnership notes was received.

          iii. a decline in wood revenues because the Company sold, during the second quarter, the subsidiary that performed those operations.


         Energy sales decreased to $12.2 million for the thirty-nine weeks ended September 30, 1996 from $33.0 million due to:

            i. the inclusion of only five months of operations  of the Windplant subsidiary in the consolidated income statement during 1996.

           ii. a decrease in the price received for energy. The average price earned per kWh for energy generated by Windplants owned or leased by the Company was significantly lower during the first thirty-nine weeks of 1996 compared to 1995's comparable period because of the expirations of the fixed price periods in the Power Purchase Agreements 73% of the Windplants owned or leased by KWI operate under.

         Energy plant operations (the expenses related to energy sales, maintenance and management fees, and wood fuel sales) decreased to $27.2 million for the first thirty-nine weeks ended September 30, 1996 from $47.1 million for the comparable period in 1995. This decrease is the net effect of:

            i. the inclusion of only five months of operations of the Windplant subsidiary in the consolidated income statement during 1996.

           ii. a decrease in lease expenses because the Company acquired a Windplant it had previously leased.

          iii. a decline in the costs of wood revenues because the Company sold, during the second quarter of 1996, the subsidiary that performed those operations.

      Windplant sales decreased to $7.2 million for the thirty-nine weeks ended September 30, 1996 from $158.5 million for the comparable period in 1995 due to decreased activity in 1996. During the first thirty-nine weeks of 1996 the Company sold wind turbines to an affiliated partnership to replace machines which had been destroyed by a severe wind storm in West Texas and miscellaneous parts. By comparison, activities in 1995's comparable period included continued construction on the Windplant in Texas, the sale of Windplants under construction in Spain and The Netherlands and the sale of Windplant equipment to a third party developer in India. Gross margin increased for the thirty-nine weeks ended September 30, 1996 to 43% of Windplant sales from 16% for the comparable period in 1995.

      Interest on partnership notes and funds in escrow decreased to $1.1 million for the first thirty-nine weeks of 1996 from $4.6 million for the comparable period in 1995, as a result of:

            i. the inclusion of only five months of operations  of the Windplant subsidiary in the consolidated income statement during the first thirty-nine weeks of 1996.

           ii. lower outstanding balances of notes and escrowed amounts on which such interest is earned. The decreases in interest bearing balances are primarily related to the payments received on partnership notes in conjunction with the Company's acquisition of such partnerships.

      Energy management services revenues decreased to $1.0 million for the first thirty-nine weeks of 1996 from $6.0 million for the comparable period in 1995. This operation was sold in the second quarter of 1996 (see
      Note 12 to the consolidated financial statements).

      Engineering expenses decreased to $4.2 million for the first thirty-nine weeks of 1996 compared to $9.4 million for the comparable period in 1995 due to the inclusion of only five months of operations of the windpower subsidiary in the consolidated income statement during 1996.

      Project development and marketing expenses for the first thirty-nine weeks of 1996 were $4.6 million compared to $7.5 million for the comparable 1995 period. However, during the first thirty-nine weeks of 1995 the Company incurred $14.7 million of expenditures related to project development and marketing of which $7.2 million was capitalized or allocated to cost of sales. By comparison the Company incurred $4.8 million during the first thirty-nine weeks of 1996 of which $0.2 million was capitalized.

      General and administrative expenses decreased to $22.0 million for the first thirty-nine weeks of 1996 from $24.9 million for the comparable period in 1995. However, during the first thirty-nine weeks of 1995 the Company incurred $37.1 million of general and administrative expenditures of which $12.2 million was allocated to projects (allocated to cost of sales or capitalized). By comparison, the Company is capitalizing significantly lower amounts during 1996 since only one large thermal power project is being developed. Certain general and administrative expenses incurred by the Company's development subsidiary are allocated to projects (capitalized to an asset or allocated to cost of sales). The major components of 1996's expenses were an allowance for doubtful accounts by the Company's construction subsidiary for a receivable from KWI which filed for protection under chapter 11 of the Federal Bankruptcy Code, employee compensation, and legal expenses.

      Interest income decreased to $0.9 million for the first thirty-nine weeks of 1996 from $2.0 million for the comparable period in 1995 due to lower interest earned as a result of declining cash and investment balances.

      Interest expense decreased to $14.9 million for the first thirty-nine weeks of 1996 from $15.6 million for the comparable period in 1995. During the first thirty-nine weeks of 1995 $4.3 million of interest expense was capitalized compared to only $0.6 million in 1996. Less interest was incurred in 1996 because of the sale of the demand side management and wood fuel businesses and the deconsolidation of KWI.

      Equity income (loss) of unconsolidated affiliates: Equity investments in affiliates resulted in net loss of $0.2 million for the first thirty-nine weeks of 1996, compared to $0.9 million for the comparable period in 1995 due to the differing performance of investments accounted for on the equity method and the sale by the Company of subsidiaries that held investments accounted for on the equity basis.

      Sale of subsidiaries and fixed assets: During the first thirty-nine weeks of 1996 the Company sold its demand side management business, its wood-fuel business, a manufacturing facility, and various fixed assets. On an aggregated basis these transactions generated cash of $8.3 million and a net gain of $160 thousand.

      Income taxes: The Company uses the asset and liability approach for financial accounting and reporting for income taxes. The Company recorded no tax benefit for the first thirty-nine weeks ended September 30, 1996 as compared to a provision of $0.5 million for the comparable period in 1995. Although a loss was incurred in the first thirty-nine weeks of 1996, no tax benefit was recorded because of the uncertainty about the Company's ability to utilize such a benefit. The reduction of deferred tax assets of $23.4 million charged to income tax expense in the thiry-nine weeks ended September 30, 1996 is attributable to the deferred tax assets generated by KWI which the Company may not be able to utilize due to KWI's bankruptcy filing.

      LIQUIDITY AND CAPITAL RESOURCES

      The Company is currently developing one large thermal power plant. As the project developer, the Company has incurred and expects to continue to incur substantial costs prior to the commencement of construction of this thermal powerplant.

      Operating activities: During the first thirty-nine weeks of 1996 operating activities used cash of $15.8 million. This primarily results from failure of the Company's gross margin to cover the engineering, project development and marketing, and general and administrative expenses; expenditures for the one large thermal power plant; and the uncertainty regarding the Company's ability to use its deferred tax assets. The Company expects a loss from operations in 1996 even excluding KWI.

      Investing activities: During the first thirty-nine weeks of 1996 investing activities provided cash of $6.5 million primarily through the sales of subsidiaries and assets.

      Financing activities: During the first thirty-nine weeks of 1996 financing activities provided $9.1 million of cash. KWI borrowed $3.9 million on the revolving credit agreement to finance the construction of Windplants for work being performed on a 20 megawatt Windplant the Company constructed in Costa Rica under an agreement with a third-party developer. The balance outstanding of $12,050,000 was repaid in the third quarter when this Windplant was sold and the revolving credit agreement was terminated. Also, in August 1996, the Company through a special purpose entity entered into a $30,000,000 loan agreement related to the aforementioned thermal project. As of September 30, 1996, $8,387,282 had been drawn under this agreement. At the time of the filing of this report the Company had requested approximately $10,000,000 of additional advances. No further advances will be available under this agreement since the remaining funding capacity must accommodate accrued and unpaid interest for the remaining term of the loan.

      Liquidity

      Status: At September 30, 1996 the Company's working capital deficit is $138.6 million, which is $135.4 million greater than at December 31, 1995. This increase is the result of long term debt being classified as a current liability due to the Company's default on the interest payments on the senior secured notes and resulting covenant violations.

      During the first thirty-nine weeks of 1996 the Company's liquidity became severely constrained. The Company projects negative operating cash flows in 1996. On August 30, 1996 the Company entered into a $30.0 million loan agreement related to the aforementioned thermal power plant. The loan is collateralized by the stock of a special purpose entity formed to hold through affiliates the Company's interest in this thermal power plant. This source of funding provides short-term liquidity primarily for the continued development of this specific project but will not enable the Company to pursue other significant development opportunities.

      Of the Company's $16.7 million cash, $9.4 is related to the construction subsidiary which is prohibited by financial covenants from upstreaming cash. The development subsidiary's cash will largely be consumed by the continued development of the one large thermal power project. And as discussed above under financing activities after the next draw, there is no additional funding available under the $30.0 million loan agreement. This leaves little additional cash available for the development of other projects or general corporate uses.

      The Company is unable to borrow other money and is delaying all payments except for essential services while it attempts to raise cash through asset sales, financing or other means. The ability of the construction subsidiary to reestablish its backlog is hampered by the Company's financial condition and KWI's bankruptcy filing. In that regard, the Company has targeted certain subsidiaries, development projects and other assets for sale. The Company believes substantial proceeds (and gains) could result from these sales; however, there can be no assurances that such sales can be consummated or that substantial proceeds can be received. If the Company is unable to sell these or other assets its liquidity will be further constrained.

      Management Plans: The consolidated financial statements as of and for the periods ending September 30, 1996 and December 31, 1995 have been prepared assuming the Company will continue as a going concern. The Company incurred significant losses in the first thirty-nine weeks of 1996 and in 1995, has negative working capital and its liquidity is severely constrained. Also, as mentioned previously, KWI filed for protection under chapter 11 of the Federal Bankruptcy Code and reported an excess of liabilities over the fair value of its assets. Even excluding KWI, the Company projects negative operating cash flows for the remainder of 1996 and certain lenders and creditors are seeking repayment and/or restructuring of the amounts due them. These factors raise substantial doubt about the Company's ability to continue as a going concern in its current form.

      Management's plans to address its liquidity problems include:

         1) The sale of certain assets, primarily development projects and subsidiaries not engaged in windpower activities, for which it expects to receive substantial cash proceeds and gains.

         2) Discussions and negotiations of corporate obligations and commitments with lenders, suppliers and other creditors.

      Risks and Uncertainties: There are numerous risks and uncertainties which may prevent the Company from successfully implementing its plans and continuing as a going concern. These include the failure to sell assets or subsidiaries within the necessary time frame or for the estimated amounts, and the impacts of certain litigation. Although the Company intends to aggressively market for sale certain of its assets and subsidiaries for which it anticipates substantial proceeds, there is no assurance as to whether they will be sold or the price or timing of such sales. In addition, management believes that such sales will not generate sufficient proceeds to ultimately provide any return of invested capital to the holders of the Company's stock. At this time the Company has not finalized plans for future operations. There can be no assurance that the Company will be successful in implementing its plans to improve its liquidity or that the Company will continue as going concern. The Company continues to evaluate other strategies and opportunities which include merger, sale or bankruptcy.

PART II

Item 3.     Defaults Upon Senior Secured Notes Payable and Other Notes Payable

      (a) Senior Secured Notes Payable - In December 1992 the Company sold $100,000,000 of 12 3/4% Senior Secured Notes due 2002. Interest on these notes is due June 15 and December 15 of each year. The Company did not make the June 15, 1996 payment of $6,375,000 and is in default.

            Other Notes Payable - The borrowings under the $5,000,000 revolving credit agreement, the $7,500,000 term loan agreement and the $4,400,000 revolving loan agreement are in default due to KENETECH Windpower, Inc. bankruptcy filing, cross default provisions, and failure to meet financial covenants.

Item 4.     Submission of Matters to a Vote of Security-Holders.

      (a)   The 1996 Annual Meeting of Stockholders was held August 7, 1996.

      (b) The meeting involved the election of three Class III Directors for a term of three years. The following individuals were elected as Class III Directors.
                                            Term Expires on the Date of the
                   Director                 Annual Stockholder Meeting in:

                Charles Christenson                     1999
                Angus M. Duthie                         1999
                Mark D. Lerdal                          1999

            The term of office as a director continued after the meeting for Gerald R. Alderson (term expiring in 1997) and Howard W. Pifer III (term expiring in 1998).

      c) The matters voted upon at the meeting, and vote tabulations for each matter, were as follows:

            (1)   Election of Directors:

                  Charles Christenson

                        In Favor               33,454,603
                        Against                         0
                        Withheld                  441,671
                        Abstentions                     0
                        Broker Non-Voters               0

                  Angus M. Duthie

                        In Favor               33,454,603
                        Against                         0
                        Withheld                  441,671
                        Abstentions                     0
                        Broker Non-Voters               0

                  Mark D. Lerdal
                        In Favor               33,470,959
                        Against                         0
                        Withheld                  425,315
                        Abstentions                     0
                        Broker Non-Voters               0

            (2) Ratification of the selection of KPMG as the independent auditors of the Company for its fiscal year ending December 31, 1996.

                        In Favor               33,619,943
                        Against                   137,276
                        Abstentions               139,055
                        Broker Non-Voters               0

      (d)  There  were  no  settlements   between  the  Company  and  any  other
           participant terminating any solicitation subject to Rule 14a-11.

                                SIGNATURES


      Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned therewith duly authorized.


                                                KENETECH Corporation



November 14, 1996                               By:
       Date                                               Mark D. Lerdal
                                                           President and
                                                      Chief Executive Officer



November 14, 1996                               By:
       Date                                             Nicholas H. Politan
                                                      Chief Financial Officer



November 14, 1996                               By:
       Date                                               Mervin E. Werth
                                                       Corporate Controller

                                SIGNATURES


      Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned therewith duly authorized.


                                                KENETECH Corporation



November 14, 1996                               By:  /s/ Mark D. Lerdal
       Date                                               Mark D. Lerdal
                                                           President and
                                                      Chief Executive Officer



November 14, 1996                               By:  /s/ Nicholas H. Politan
       Date                                             Nicholas H. Politan
                                                      Chief Financial Officer



November 14, 1996                               By:  /s/  Mervin E. Werth
       Date                                               Mervin E. Werth
                                                       Corporate Controller